December 19, 2024

Alon Mualem
Chief Financial Officer
Wearable Devices Ltd.
5 Ha-Tnufa St.
Yokne   am Illit, 2066736, Israel

       Re: Wearable Devices Ltd.
           Registration Statement on Form F-1
           Filed December 12, 2024
           File No. 333-283771
Dear Alon Mualem:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charli Wilson at 202-551-6388 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Eric Victorson